James Hardie

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Increased sales in the northern regions of America contributed to the large increase in sales revenue for James Hardie's USA Fibre Cement operation. James Hardie's efforts to take market share from vinyl in the region have been helped by projects such as this award-winning home, featured in the *Washington Post* and recognised by *Professional Builder* magazine. The home was built by Stanley Martin Custom Homes, a nationally-recognised builder, for Dale Stewart, the architect who designed it. It features Hardiplank® lap siding on the ground floor and Hardishingle® for the second-story shakes. Full story Page 4.

December 2002 / Volume 2 Issue 3 / www.jameshardie.com

2ND QUARTER OPERATING PROFIT OF US $23.5 MILLION

HALF YEAR OPERATING PROFIT MORE THAN TREBLES

In November, James Hardie announced a US$23.5 million operating profit from continuing operations for the three months ended 30 September 2002.

The result represents a significant improvement on the US$10.5 million profit in the second quarter last year and builds on the strong performance achieved in the first quarter of this year.

Among the second quarter highlights, sales revenue increased 34%, gross profit was up 37% and EBIT more than doubled, to US$36.4 million. There were no restructuring or other operating expenses in the quarter.

The USA Fibre Cement business delivered a 34% increase in sales volume and a 44% increase in EBIT. In Asia Pacific, EBIT increased 32% in Australia and 20% in New Zealand.

The second quarter result lifted half-year operating profit from continuing operations to US$46.5 million, more than three times higher than for the previous half year. EBIT from the USA Fibre Cement segment was up 52% for the half, and Asia Pacific Fibre Cement EBIT was 72% higher for the half.

The half-year bottom line profit increased from US$9.5 million to US$100.5 million and includes a US$54.0 million profit, primarily due to the sale of our Gypsum operations that was completed in April 2002.

The half-year results are discussed in detail on Pages 1-3 of this issue of *HardieNews*.

Good corporate governance is at the heart of James Hardie

In the wake of recent well-publicised corporate collapses, there have been renewed calls for increased corporate accountability and transparency, and investors expect changes.







At issue are fundamental questions about trust and credibility. Shareholders have a right to expect that companies are managed so that an attractive return on their investment is achieved over time. Attractive returns can only be achieved if companies are creating value for their customers and they can only be maintained over time if companies operate in a sustainable way, including the creation of a sound work environment and career opportunities for their employees.

Investors especially need to have confidence that information provided by companies is honest and accurate.

There has already been a wave of reform in the United States, Australia and elsewhere, and we regard this as being largely a good thing. Indeed, James Hardie will not need to alter its current practices materially to be in step with existing and proposed new rules.

There is an overarching philosophy about good corporate governance at James Hardie that means we often exceed the minimum requirements of the laws which govern companies in the countries where we operate and where our shares are traded.

Black letter law will lead to improved behaviour and practice as well as more rigorous compliance, but the real value of good corporate governance stems from the notion that the company should be run by people with high standards of personal integrity. This is how the Letter and the *spirit* of the law are upheld.

In this and subsequent issues of *HardieNews* you will find occasional pieces on aspects of good governance, starting with a review of our approach to disclosure on the back page.

As always, we welcome feedback from shareholders. You can send us your feedback by writing to the company or emailing us at investor.relations@jameshardie.com.au

"The strong growth momentum in our businesses is continuing. We continued to win market share across the USA with demand accelerating, particularly in the north where we are taking share from vinyl siding and brick. Our share of the backer and trim markets also increased nationally,"

Peter Macdonald, CEO James Hardie

2nd Quarter and Half Year at a Glance

US$million	Q2FY03	Q2FY02	%+/-
Net Sales	$207.6	$155.5	34
Gross Profit	76.4	55.8	37
EBIT (Operating Profit) before restructuring and other operating expenses	36.4	26.9	35
Restructuring and other operating expenses	–	(9.1)	N/A
EBIT (Operating Profit)	36.4	17.8	104
Operating Profit (Income) from continuing operations	23.5	10.5	124
Net Operating Profit (Net Income) including discontinued operations	24.6	10.4	137

results

Second Quarter and Half Year Results

> QUARTER OPERATING PROFIT OF US $23.5 MILLION
> HALF YEAR OPERATING PROFIT MORE THAN TREBLES





Announcing the results, James Hardie's CEO, Peter Macdonald, said the second quarter results mirrored the very positive first quarter performances across the organisation. Strong top line growth and further margin expansion was achieved due to both increased sales and better cost management.

"The strong growth momentum in our businesses is continuing," said Mr Macdonald. "We continued to win market share across the USA with demand accelerating, particularly in the north where we are taking share from vinyl siding and brick. Our share of the backer and trim markets also increased nationally.

"Higher revenue and EBIT was also a feature of the results from Australia and New Zealand as we continued to grow demand for our products and realise cost benefits across a wide front."

HYFY03	HYFY02	%+/-
$407.8	$304.1	34
147.5	101.6	45
72.3	40.2	80
–	(11.1)	N/A
72.3	29.1	148
46.5	14.1	230
100.5	9.5	–

USA Fibre Cement
Continued strong growth in volume

Sales revenue increased 36% to US$154.7 million in the second quarter due mainly to a 34% increase in sales volume to 337.7 million square feet. The main driver was strong growth in demand for fibre cement, with market share gains achieved in the siding, backer and trim segments and in both the southern and northern regions of the country.

There was also increased housing construction activity, with low mortgage rates buoying demand despite a general softening in consumer confidence.

The results were also boosted further from sales from the Cemplank operations that were acquired in December 2001.

The average selling price increased 1% for the quarter to US$458 per thousand square feet due to an increased proportion of sales of higher-priced, differentiated products.

The strong volume growth, combined with a lower cost of sales, lifted EBIT 44% to US$40.7 million for the quarter and 52% to US$79.5 million for the half year. The EBIT margin improved to 26.3% for the quarter and 25.9% for the half year.

Australia
Higher sales, volumes and EBIT

Sales revenue increased 28% to US$32.8 million for the quarter due to a 21% lift in sales volume and a favourable exchange difference, partly offset by a slightly lower average selling price. EBIT was up 32% to US$7.4 million for the quarter and 57% to US$13.8 million for the half year due to the higher volumes and a lower unit cost of sales. The EBIT margin improved to 22.6% for the quarter and 22.4% for the half year.

New Zealand
Higher sales, volumes and EBIT

Sales revenue was up 40% for the quarter due to a 22% increase in sales volumes, partly offset by slightly lower selling prices. The increase in revenue together with lower raw material prices, partly offset by higher SG&A costs, lifted EBIT 20% to US$1.8 million for the quarter and 44% to US$3.6 million for the half year. The EBIT margin was down at 13.4% for the quarter due to higher SG&A costs, however, it increased to 13.7% for the half year.

Philippines
Cash flow positive

The business recorded a small operating loss for the quarter after recording small profits for the previous two quarters. The loss was due to lower than expected export sales and a loss of production caused by some temporary problems in manufacturing at the Philippines plant. The business was cash flow positive for the quarter.

Chile
Product range expanded

Both revenue and volumes were up significantly for the quarter as the business continued to penetrate its targeted market segments following the start-up of the business in March 2001. The business moved to the next stage of its market penetration strategy with the launch of new exterior and interior products for the Chilean market.

USA FRC Pipes
Sales Growth and Efficiency Gains

Sales volumes continued to grow as awareness among construction contractors increased and as the product range was progressively expanded. Sales revenue doubled and volume nearly doubled in the second quarter compared to the first quarter and unit production costs have also started to decline as significant improvements in manufacturing efficiencies are being achieved.

Interim Dividend

The Board has declared an interim dividend of US 2.5 cents a share. The dividend will be paid on 30 January 2003 to shareholders registered on 14 January 2003.

results

Overall, the strong growth momentum evident in the first half is continuing into the third quarter and prospects for a strong second half are encouraging, recognising the normal seasonal fluctuations in demand.


FOR CEILINGS AND WALLS
HARDIFLEX
BUILDING BOARDS


HARDIBACKER
HARDIBACKER

Outlook

The healthy residential housing activity experienced in our major markets in the first half of the year has been continuing into the third quarter.

Despite slightly weaker consumer confidence, US housing market activity is expected to remain at high levels in the near-term. Mortgage rates remain low, builders have large order backlogs and the inventory of new homes for sale remains at low levels.

Third quarter results are expected to be well above the same period last year but will reflect the normal seasonal industry slowdown compared with the first two quarters of the current fiscal year.

Further penetration into the repair and remodel and vinyl siding segments is expected and recently-released products are expected to generate further growth in demand.

In Australia, the housing sector is expected to remain reasonably buoyant in the near term, although some softening is expected to emerge in the fourth quarter of this fiscal year. The introduction of new, differentiated products is expected to increase market share, and revenue is also expected to benefit from higher prices that become effective on January 1, 2003.

In New Zealand, higher sales volumes are expected from steady growth in residential building activity and sales of higher margin, differentiated products. Revenue and profitability is expected to lift as a result of increased sales volumes and further manufacturing cost savings.

In the Philippines, building and construction activity is expected to increase as seasonal conditions become more favourable. The business is expected to be buoyed by stronger building activity and as demand for new products such as HardiFlex® lite, continues to increase. The performance of the manufacturing plant is also expected to improve.

In Chile, further market penetration and share growth is expected as awareness of the company's expanded product range continues to grow.

The US-based FRC Pipes business is continuing to increase production to meet growing demand, and further growth in sales, as well as improvements in operating efficiency are expected.

Overall, the strong growth momentum evident in the first half is continuing into the third quarter and prospects for a strong second half are encouraging, recognising the normal seasonal fluctuations in demand.

Share Price Performance


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impeccable

Modern materials are the sensible choice for a traditional crafted appearance



"THE HOME IS LOW MAINTENANCE, AND DESIGNED TO FIT THE NEEDS OF A 21ST CENTURY FAMILY, WHILE STILL EMBODYING THE ARTS & CRAFTS IDEAS OF SIMPLICITY AND CRAFTSMANSHIP."

When it came to choosing the exterior cladding for his own new home, Washington architect Dale Stewart from CORE rated "exterior appearance" ahead of durability or cost. Since he chose Hardiplank® lap siding, however, he achieved all three at the same time.

Dale Stewart chose Hardiplank® because it "looked like real wood". The home's second storey features Hardishingle®. They have been used with a brown cultured stone base, dark green cedar rafter tails, beams and columns and green trim to help the home blend in with the surrounding trees and lawns in the leafy suburb of Silver Springs, Maryland.

The home went on to win the 2001 Best in American Living award from *Professional Builder* magazine. To win the award, a home has to meet specific criteria: it must have broad market appeal, meet the needs of its market, offer design excitement as well as function, and meet marketplace demands such as high value, and energy and environmental sensitivity.

The Stanley Martin home was chosen by the judges "for its simple elegance, impeccable execution of detail and organic relationship to its wooded, in-town lot." They said the 3,400 square metre home uses modern building technologies and materials to achieve a balance between the old and the new. "The home is low maintenance, and designed to fit the needs of a 21st Century family, while still embodying the Arts & Crafts ideas of simplicity and craftsmanship," it concluded.

As two of the "modern building materials" Hardieplank® lap siding and Hardishingle® make more sense than the wood siding a craftsman might have used in the 1920s when the Silver Spring area was subdivided. They don't rot, are less expensive than wood and, unlike vinyl, are non-combustible and can be painted any colour the homeowner wants.

ASIA PACIFIC

Analysts rate James Hardie's Investor Relations the best

"JAMES HARDIE TALKS TO THE MARKET CONTINUOUSLY, KNOWS THE NUMBERS WELL AND IS VERY GOOD IN TAKING REQUESTS. THEY ALSO TELL THE TRUTH".

EXECUTIVE PERSONAL ASSISTANT ALISON MCMORLAND ACCEPTED THE TWO IR AWARDS WON BY JAMES HARDIE, ON BEHALF OF GREG BAXTER. GREG WAS ACCOMPANYING AUSTRALIAN INVESTMENT ANALYSTS ON A TOUR OF THE USA FIBRE CEMENT OPERATIONS.

The quality of James Hardie's Investor Relations program was recognised at the annual *Investor Relations Magazine* Australia Awards, announced in Sydney in September.

To be nominated for an award, a company has to be one of the highest scoring in a survey of about 200 Australian analysts and fund managers. James Hardie was nominated in three categories; it won two and was highly commended in the third.

One of these was the major award for the night: the *Grand Prix for Best Overall Investor Relations by an ASX-100 Company.* In nominating James Hardie for this award, analysts said: "James Hardie talks to the market continuously, knows the numbers well and is very good in taking requests. They also tell the truth".

Senior Vice President Corporate Affairs, Greg Baxter, won the *Best Investor Relations Officer Award* for the second year in a row. In their nominations, analysts described Greg as... "knowledgeable about the company, the industry and the market", "an unbiased presenter of information", and someone who "knows what you need and when you need it".

The company was also Highly Commended for *Best Results Meetings & Analyst Briefings.*




WINNER
INVESTOR RELATIONS BY AN ASX-100
Best Investor Relations Officer
Best Results Meetings &

UNITED STATES

Increased US capacity will meet demand in the north-east

THIS UPGRADE WILL ENHANCE OUR ABILITY TO SUPPLY THE NORTH-EAST REGION AT LOWER COST AND FURTHER IMPROVE OUR COMPETITIVE POSITION IN THE SIDING INDUSTRY

Cemplank

James Hardie is expanding the production capacity of its Blandon, Pennsylvania plant by almost 70% to service rapidly-growing demand for fibre cement in the north-east region.

The US$15.3 million upgrade will boost the plant's total annual production capacity from 120 million square feet to 200 million square feet. It will also result in immediate cost savings and operating efficiencies.

The Blandon plant currently has two production lines with annual capacities of 40 million square feet and 80 million square feet respectively. The upgrade will increase the larger line to 200 million square feet annual design capacity and remove the 40 million square feet line.

James Hardie acquired the Blandon plant in December, 2001 when it purchased the operating assets of Cemplank Inc, a former competitor in the United States, to meet long-term growing demand for fibre cement products and penetrate key US regions in which it did not have local manufacturing capacity.

Commenting on the upgrade, James Hardie's Chief Executive Officer, Peter Macdonald said: "We are continuing to expand to meet the growing demand for our products across the USA. This announcement is our third this year about a USA fibre cement plant undergoing major work to increase capacity.

"This upgrade will enhance our ability to supply the north-east region at lower cost and further improve our competitive position in the siding industry. It also ensures we will have the production capacity available to accommodate growth and seasonal peaks in demand," Mr Macdonald said.

"We are continuing to take share from established materials such as wood and wood-based products, brick and especially, vinyl siding, which dominates the northern areas of the country."

WORLD

Withholding Tax Information for JHINV shareholders

Shareholders will already have received advice about the application of Dutch withholding tax to dividends paid by James Hardie.

Many shareholders will be eligible to claim a reduction in the rate of Dutch withholding tax that applies to dividends from James Hardie. In many cases, Dutch withholding tax can be reduced from the standard rate of 25% to a rate of 15%.

Detailed information about whether you can claim a refund and, if you can, how to claim that refund, is available on the Tax Information pages of the James Hardie Investor Relations website:

www.jameshardie.com

(select Shareholder Services, then Tax Information).

AUSTRALIA

New FRC Pipes website makes more information available, faster

THE NEW FRC PIPES WEBSITE PUTS PRODUCT INFORMATION AND SOLUTIONS AT CUSTOMERS' FINGERTIPS

James Hardie FRC Pipes has relaunched its website to make it easier for customers to find product information, and see how FRC™ Pipes have provided solutions in a range of projects.

Visitors to the site can quickly select from Below Ground Stormwater Drainage, Above Ground Stormwater Drainage and Mechanical Services. Additional areas include Solutions, with examples of how FRC™ Pipes have been used in a wide range of design, engineering and construction projects; News, with details about new products or applications, tradeshows and seminars and a quarterly newsletter; and a Trade Support area where visitors can download specialised FRC Pipes software and email questions to an Online Help and Technical Advice section.

General Manager FRC Pipes, Richard Carr, says the new site is a key component in supporting the company's strategy to offer customers a better service. "An easy-to-use, up-to-date website is an integral part of our service offer," he said. "It gives our customers the power to find out what they need to, when they need it. Sometimes, that can be a big factor in ensuring they choose our products."




James Hardie

AUSTRALIA

EziGrid™ Tilebacker makes tiling jobs easier

WITH AN EMBOSSED GRID AND NAIL LOCATORS, EZIGRID™ TILEBACKER MAKES IT EASIER TO LINE WET AREAS TO BE TILED.

James Hardie has added a new internal lining product to its Australian range, increasing the wet area lining solutions it can offer internal liners and home renovators.

EziGrid™ Tilebacker is a distinctive new fibre cement sheet designed to make it easier for internal liners to complete tile installations, especially the increasingly popular floor to ceiling finishes.

A 10mm x10mm grid embossed into the sheet surface makes it easy to estimate straight edges and installation dimensions. The shallow V-shaped grooves provide a guide for Score and Snap knives, and reduce the number of scores needed to snap a sheet. Nail locators embossed into the sheet speed-up correct nailing and there are four recessed edges for easy jointing. The grid pattern also prevents tile adhesive from sagging and rolling off during application.

NEW ZEALAND

Love the product? Read the book!



ADC ARCHITECTS' DESIGN USES LINEA® WEATHERBOARDS TO CREATE THIS MODERN HOME FOR A CENTRAL CITY SITE

One of the most popular books released in New Zealand this year never made it into bookshops: it's the Linea® Design Book, created by James Hardie to showcase the vast range of home styles and layouts that can be created using Linea® Weatherboards.

As well as providing general information about Linea® Weatherboards, the Design Book has "Six interpretations of Linea®", created by leading New Zealand designers and architects to meet the expectations of individuals or families within specific size and cost parameters.

Their designs range from a compact 125m² two-bedroom central city townhouse to a rambling farmhouse with a floor area of 290m² plus extensive garaging. All are illustrated with colour sketches and floor plans.

James Hardie printed 10,000 copies of the book, and provides them free to customers who plan to build their homes with Linea® Weatherboards. A copy of the book can also be downloaded from the New Zealand web site.

Communications Manager, Jules Buchanan, reports a "huge response" to the book, with some 4,000 copies distributed in only six months. "We've even had people wanting to build the homes as they appear in the book, so we've asked them to contact the architects direct."

AUSTRALIA



Monolithic form helps St Therese's claim its place

The Edmonton Parish of St Therese's, south of Cairns, Queensland, wanted a design for its new church that would stand out in the surrounding urban landscape and against the physical backdrop of a densely-vegetated mountain range.

Architect Colin Christ, from Robin Gibson & Partners, used the D3-ComTex™ Facade System from James Hardie to create a striking, monolithic form that satisfies this requirement.

The D3-ComTex™ Facade System has been used for fascias and the upper elements of the building's facade. It was chosen by the architect because it is lightweight, and provides a seamless facade.

"I appreciated the system's ability to complement the lower elements of rendered masonry. By applying a fine-textured acrylic coating over both surfaces it was possible to achieve a homogeneous monolithic appearance that was integral to the design."

There were also practical benefits. The D3-ComTex™ Facade System was fixed to the elevated facade blades after the installation of the 6-metre high external cross. This simplified the installation and concealed fixings for the cross support assemblies and cabling associated with its neon illumination.

The strength of the design has been recognised by two awards from The Royal Australian Institute of Architects Queensland Chapter, announced at the Queensland Architecture Awards 2002. These were for Public Buildings – Community Building Award and the FDG Stanley Award for Public Buildings.

The church was built by Cairns-based Metrobuild Constructions.

NEW ZEALAND



THE LATEST ADDITION TO THE *JAMES HARDIE SHOW HOMES* COLLECTION IS THIS SPECTACULAR HOME IN SUMNER BAY, CHRISTCHURCH, DESIGNED BY ARCHITECT BRUCE BANBURY AND BUILT BY ARTHUR EDWARDS. THE HOME HAS BEEN EXTENSIVELY RENOVATED AND RE-CLAD WITH LINEA® WEATHERBOARDS

James Hardie Show Homes a hit for NZ TV

After a year on national television, James Hardie has declared its national consumer promotional program *James Hardie Show Homes* to be a ratings winner.

In *James Hardie Show Homes*, a presenter takes viewers through a new home, discussing the design elements with architects, designers and the home's owners. The program has featured more than 24 homes built in Linea® Weatherboards or the Monotek® System and has generated over 15,000 enquiries from consumers requesting information on James Hardie products.

The associated *Show Homes* website has become New Zealand's top ranking in terms of internet rankings, and awareness for James Hardie in New Zealand has risen more than 65%.

"*James Hardie Show Homes* has definitively enhanced the New Zealand public's awareness of our building products and the design possibilities they can achieve," said Jules Buchanan, Communications Manager, James Hardie NZ.

"Our research shows it has also helped reposition the brand, with consumers now perceiving James Hardie New Zealand products as smart, stylish, durable, weather resilient, low maintenance, credible and contemporary."

CHILE

Chilean builders are quick to see the benefits of new backerboard


HARDIBACKER
HARDIBACKER

It took James Hardie's South American operation just six months to develop and launch a new "backer" product. Five months later, it is selling at twice the rate of the competition's backer sheet.

Sales and Marketing Manager Eduardo Estrella reports that the Base Ceramica backerboard was introduced into Home Store, where Pizarreno (an Etex subsidiary) sold the only similar fibre cement product, as well as the "greenboard" (or plasterboard), traditionally used in interior wet applications.

The new Base Ceramica board features a 1 cm grid and a green coloured acrylic sealer coat to make it easy for people to associate it with the humid-resistant products with which they were already familiar.

"We launched Base Ceramica in May and our shipments have been well over what we expected," said James Sickler, Business Development Manager. "Our customers are particularly attracted by the product's unique texture and green sealant. These give the impression of better adherence and remind them of traditional greenboard, combined with the additional benefits of fibre cement."



UNITED STATES

Stylish ad campaign showcases the beauty of a "Hardie" home

America's leading builders know that James Hardie products stand for beauty and timelessness. These qualities are being highlighted in a consumer-focussed advertising campaign that features the nation's top builders and explains why they selected Hardie siding.

"Aligning James Hardie with builders in consumer publications is a strategic approach," explained John Dybsky, Marketing Manager. "Our aim is to continue to strengthen our brand by educating consumers and creating pull-through demand, which will ultimately benefit the builders. At the same time, we are strengthening our relationship with the builders by offering them national recognition and the opportunity to co-brand with a leading consumer brand."

The first advertisement shows a neo-traditional home built by Petros Homes Inc of Cleveland, using Hardie lap-and-shingle-style fibre-cement siding. Its headline reads: *"Perhaps it's time to build the house you see every time you close your eyes"*. The ad is appearing in the Winter edition of *Better Homes & Garden's Beautiful New Homes* magazine, which will remain on the newsstands for three months.

The second advertisement highlights national builder Ryland Homes with a modern Cape Cod, also clad in lap-and-shingle-style fibre-cement siding. This ad tells readers: *"Life is full of memories. Make sure you have a good place to keep them."* It will appear in the January/February issue of *Better Homes & Gardens' Home Planning Ideas* magazine. David Weekly Homes will be featured in the March/April *Better Homes & Gardens Home Planning Ideas* book.



NEW ZEALAND

This time, charity begins *with* home



James Hardie New Zealand took its involvement in the annual Auckland Home show to a new level this year, building two complete homes clad with Linea® Weatherboards.

One of these, an urban family haven designed by Brent Norman, was donated to be used as the show's Master Builder Charity House, and auctioned off at the end of the show. The home raised NZ$152,000 for the Kids First Children's Hospital.

The second home, featuring a sunny beach style, is one of the "Pod" series designed and built by Haven Homes. It has now being used by the builder as a beachside showhome. Haven Homes has already sold nine Pod design homes, all featuring Linea® Weatherboards.

THIS YEAR, JAMES HARDIE NEW ZEALAND DISPLAYED TWO COMPLETE LINEA® WEATHERBOARD HOMES AT THE AUCKLAND HOME SHOW. ONE OF THE HOMES WAS LATER AUCTIONED TO RAISE MONEY FOR A CHILDREN'S CHARITY. THE SECOND (LEFT) IS NOW A BEACHSIDE DISPLAY HOME FOR ITS CREATOR, HAVEN HOMES.

AUSTRALIA

JH farewells Stan Roebig

Stan Roebig has retired from James Hardie after a career spanning 40 years.

Stan joined the Distribution Department in Queensland in April 1962. At the time of his retirement, he was assisting the whole Asia Pacific Region in his role as Regional Warehouse & Distribution Manager.

The intervening years saw many changes to the way the business operated. When Stan started with James Hardie, the only competitor was Wunderlich, there were trams on Brisbane streets, JH had a factory at Newstead, only some office staff had a telephone handset, wages were paid weekly – in cash – in pounds shillings and pence, a 12.5% annual bonus was paid mid-year for good performance and a Christmas bonus consisted of the princely sum of three pounds and a JH diary.

In his youth, Stan was a North Coast Lifesaver during the summer weekends and North's rugby league player during the winter season. Later, he became – and remains – very dedicated to golf.

Through his outstanding performance and dedicated determination, Stan rose through James Hardie to be highly-regarded for his knowledge and application within the warehousing, transport, production and planning functions across the whole JH business.

He held a variety of roles in both the pipes and flat sheet businesses in all the Queensland plants, including the management of Production Planning and Control, Internal Sales, Quality Assurance and Warehousing & Distribution.

On behalf of all at James Hardie, we would like to congratulate Stan on his long association with the company, thank him for his contribution to the business and wish him, and his wife Lesley, a long, happy and healthy retirement.








Family events help drive the Safety message home

ENTHUSIASTIC PARTICIPATION IN A RANGE OF EVENTS HAS HELPED THE ASIA PACIFIC BUSINESSES SUCCESSFULLY EXTEND THEIR SAFETY COMMUNICATION PROGRAM BEYOND WORK AND INTO THE HOME.

Search for a Regional Safety Slogan

In the first event, employees and their families were invited to submit a safety slogan of up to 10 words. Prizes were given the top three slogans from each of the manufacturing sites:

AUSTRALIA

Carole Park

> *A Safe Tomorrow, begins today*
Site winner: Ross Hall
(Sheet Machine Operator)

> *Safety is Forever, Not just Whenever*
Family of John Major
(EHS Co-ordinator)

> *Safety's Aim – To Protect & Respect*
Linda Chin
(Laboratory Team Leader)

Meeandah

> *Whether the job be big or small, Do it safely or not at all.*
Site winner: Darby Ashton
(Training/Quality Co-ordinator)

> *Safety starts with S, but begins with U*
Darby Ashton
(Training/Quality Co-ordinator)

> *Some habits are worth forming. Make safety a habit*
Sebastian Hogan (employee's son)

Rosehill

> *Work Life. Home Life. Same Life.*
Site winner: Geraldine Pearman
(Marketing Communications)

> *Safety starts with an S but begins with U*
Frank Edwards (Asset Manager)

> *James Hardie – Building a SAFE workplace*
Bruce Cliff (Previous Asset Manager)

NEW ZEALAND

Penrose

> *Fit for work and play, always think the safety way*
Site winner: Diane Rayner
(wife of Engineering Manager)

> *Don't be fool-Hardie. Think Safety first*
Erin Treanor, (daughter of partner to Bruce Ranby, Maintenance team leader #2 site

> *Don't be a fool use the lock out rule*
Chloe Staveley, (daughter of Neil Staveley, Maintenance Engineer)

Christchurch

> *Stop, look, listen and think about being safe*
Site winner: Richard Deed
(Customer Service Representative)

PHILIPPINES

Work safe today, you will live to work another day.
Site winner: Raner Pascua
(EH&S Officer)

> *Practice safety everyday, work safely all the way*
Lenny Cañizo
(Project Sales Engineer)

> *Life is not better the second time around... work safely*
Carol Martinez (QC Technician)

Five of the winning slogans were short-listed and circulated to all members of the Regional Management Team. When their votes were collated, the slogan submitted by the Major family (Carole Park) was chosen as the best in the Region. It is:

Safety is Forever, Not just Whenever

Family Open Days

The second event involved family open days at some of the manufacturing sites. Both the Rosehill (Sydney) and Meeandah (Brisbane) sites hosted open days in October. Our photos show scenes from these events.

The 300 people who visited Rosehill enjoyed a barbecue lunch, jumping castle, mini-golf, face-painting and factory tours. There were lucky door prizes and prizes for a range of safety-related competitions. During the day, Site Manager Alan Bettison presented awards for the Safety Poster Competition that was run amongst employee's children. Prizes were awarded in three categories:

> Under 8 won by Scott Goodwin (son of Greg Goodwin, Maintenance Team Leader)

> 9 to12 won by Danielle Wilczak (daughter of Frank Wilczak, Maintenance Team Member)

> 13 to16 won by Thomas Cai (son of De-Chang Cai, QA Lab Team Member)

Under the theme *"Work Life – Home Life – Same Life"* the Meeandah Open Day attracted close to 200 employees and family members. A trackless train took people on a factory tour and big screen projector was set up to show the pipe forming process (because the plant was not operating on the day). Other activities included health displays and promotions, audio and vision testing, 10-minute massage and a range of children's entertainment activities and lucky door prizes.

Attendees enjoyed a sit-down lunch in the site canteen and all children left with a sample bag of goodies and promotional items.

Carole Park is running its factory tours through November and December, so that families can see the plant running, and then enjoy a barbecue.

UNITED STATES

Innovation appointment to value and promote creativity



Mary Wallgren (left) has joined James Hardie's Technical Management Team in the newly-created position of Director of Innovation.

Don Merkley, Vice President, Research & Development, said the position was established specifically to create a culture that values, promotes and reinforces innovative behaviour.

"I'm excited about the skills and experience Mary brings to our organisation and the opportunity it gives us to invest in efforts that I believe will make all of our jobs more rewarding, while delivering even more value for James Hardie," he said.

Before joining James Hardie, Mary spent two years at ipCapital Group as the Director of Invention and Education. Prior to that, she worked for 20 years at Procter & Gamble, the last 13 of which she was an innovation specialist responsible for all of the corporate creativity training. She has a Master of Science degree in Creative Studies from Buffalo State College, a BS in Civil Engineering from Montana State University and is on the Board of Directors of the American Creative Association.

"Placing more emphasis on innovation is about enabling employees to create better processes and products to fulfil un-met – or even unarticulated – consumer needs," she says.

Mary will initially focus on a few specific areas such as providing training and establishing a community of practice – a group of interested people who will participate in problem-solving and innovation sessions.

"We can achieve a lot by using creative processes and targeting specific problems. The people involved will learn transferable skills that can be applied to other opportunities," she said.





AUSTRALIA

SlimDrain™ pipe hits oval's drainage problems for six

The new SlimDrain™ pipe system from FRC Pipes provided the picturesque Adelaide Oval with a simple, effective and attractive solution to its stormwater drainage problems.

A spoon drain that ran along the boundary was unable to handle the water that followed heavy rain, causing flooding to encroach up to three metres onto the oval. Ground Manager, Les Burdett, and his team approached Connell Wagner consulting engineers to provide an adequate drainage design that would improve the flow capacity and compliment the aesthetics of the oval.

Kevan Blake of Connell Wagner suggested the SlimDrain™ pipe from FRC Pipes as a simple solution to what could have been a costly project. SlimDrain™ pipe is an FRC™ stormwater pipe with a galvanised grate fitted into the top of the pipe. It lets stormwater directly into the FRC™ pipe without the need for entry pits and can be laid with minimal cover.

The job was so easy, Les and his team installed the SlimDrain™ pipe themselves. Heavy rains that followed confirmed that Les and his team had successfully solved the flooding problems.

CHILE

Local team takes JH into a new league

Proudly sporting the corporate colours of green and white, a team from James Hardie's South American business is promoting the company by competing against other businesses in the local "Liga Quilicura" soccer league.



THE TEAM CONSISTS OF (BACK ROW, L TO R): CARLOS DUARTE (FINISHING LEAD), RAMÓN RAMIREZ (FINISHING FORKLIFT), JOSÉ CÁCERES (STACKER), JUAN GARAY (PULPER OP), MANUEL HIDALDO (WATER PLANT) AND RENÉ INOSTROZA (INTERLEVERS); AND (FRONT ROW, L TO R): MARIO NAVARRO (MECHANIC), CRISTIAN SALINAS (MANUAL FINISHING), DANIEL ROSAS (MANUAL FINISHING) AND OSCAR ROMERO (AUTOCLAVE OP)

AUSTRALIA

Carole Park starts making corrugate



MAL LEWIS WITH THE FIRST LOAD OF HARDIFENCE™ SHEET TO LEAVE CAROLE PARK FOR PERTH

When the Welshpool (Western Australian) site was closed in October 2001, it was decided to move the specialised equipment used to manufacture HardiFence™ corrugate sheets to Carole Park (Queensland). Manufacturing was due to start in January 2003, but this was successfully brought forward to October 2002 after severe wind storms in Western Australia led to the entire stockpile of sheets being used up three months earlier than expected.

It took some 30 semi-trailers to transport the equipment from Western Australia to Carole Park, and the plant was re-designed to accommodate the corrugate equipment alongside the existing flatsheet machine. The project was handled by a team of engineers: Mark Wadlow, Jason Hawkins and Mark Cassidy, led by Mal Lewis, Production Superintendent OEE & Capital. They were assisted by the Carole Park Asset Team, led by Asset Engineer Bob Rogers.

In July, as work continued on the original "tight but achievable" schedule, WA Sales Manager Paul Sanders reported a "significant windstorm" had increased demand for product and HardiFence™ stocks would be gone by December. Two further windstorms brought that date forward to November, then October.

The project team worked around the clock, installing each piece of equipment as soon as it arrived. Commissioning began in mid September and the first sheets were made in early October. The original team was joined by ex-Welshpool workers Lindsay Coffey, Bill Bowman and Arnold Campbell.

Thanks to the hard work of crews at Carole Park, production is now at around 75% of target and is expected to reach 100% over the next month. Already, some 20,000 sheets have been sent to Western Australia.

"Since the first windstorm, it has been a pretty challenging time for the project team," says Chris Heath, Production Manager at Carole Park. "Despite the machine start-up and product dispatch being around three months ahead of the original timeline, the backlog of orders means the ramp-up to full capacity must occur as aggressively as possible."

MEMBERS OF THE CORRUGATE PROJECT TEAM: MAL LEWIS (PROJECT MANAGER), MARK WADLOW (SENIOR ENGINEER), BOB ROGERS (ASSET ENGINEER), JASON HAWKINS (PROJECT ENGINEER), ARNOLD CAMPBELL (PRODUCTION SUPERVISOR), LINDSAY COFFEY, AND BILL BOWMAN (PROJECT ENGINEERS).



PHILIPPINES

Audit program tackles unsafe behaviour



Along with the other businesses in the Asia Pacific business unit, James Hardie Philippines is working to reduce the frequency of its Recordable Injuries (lost work cases and medical treatment and restricted work injuries) by 20% for FY03.

LEFT: SOME OF THE MEMBERS OF THE PHILIPPINES BEHAVIOURAL AUDIT TEAM: (L-R) JOJO IGNACIO (FINISHING TEAM LEADER); NOEL FULE (ASSET MAINTENANCE ENGINEER); CHRIS APPLETON (TRAINER – EH&S COORDINATOR-MEEANDAH PIPE FACTORY); ALBERT BALTAZAR (SHEET MACHINE DRIVER) AND RUTH TAN (VP-HROD)

While JHPI had the lowest recordable rate in the region for FY02, it is taking an additional step to tackle the 96% of injuries caused by unsafe acts, adopting the James Hardie Behavioural Auditing Program, based on The Dupont Safety Auditing Technique. The program aims to:

>prevent injuries and property loss

>reinforce positive safe behaviour

>identify and correct unsafe situations

>measure compliance to standards and

>achieve better interaction of people

Behavioural Auditing has been used at Carole Park and Meeandah (Queensland) for five years and their EH&S Co-ordinators John Major and Chris Appleton trained 34 Philippines employees to become auditors. Training was subsequently taken over by the Philippines' EH&S Manager, Erma Lallana-Nocon, and there are now 41 auditors.

"The program is all about duty of care – being safe, making people safe and ensuring that they are always safe," explained Erma Lallana-Nocon.

AUSTRALIA

Carole Park's Super Seven reach Level 2



SEVEN MEMBERS OF CAROLE PARK'S DISTRIBUTION TEAM HAVE ACHIEVED LEVEL 2 IN THEIR TRAINING. THEY ARE (L TO R) RODNEY WOODFORD, DAVID VICKERY, DAVID PEACH, WARREN LEWIS, CHRIS BALDWIN, FIROZ SHAH AND PETER GRAY

Seven members of the Carole Park Distribution Team in Queensland have completed Level 2 of their Transport and Distribution Training. This is a three-level nationally-recognised training and accreditation program that aims to increase work skill levels.

Training is a direct reflection of the work skills displayed by the applicant. These are assessed internally and, if successful, all the documentation is sent for assessment to the Regional Training Organisation, the company that issues certificates.

Distribution Manager Rick Jones says the team members who reached Level 2 displayed a consistent work ethic over a period of time. "This includes safety, teamwork, ability to load all types of trucks safely, efficiently within On Time In Full parameters, ability to plan and manage time effectively, loading export containers, and making up orders in a safe and efficient manner," he said.

"Our new Level 2 members are setting a high standard which will help the department achieve an even higher level of performance," said Rick. "More broadly, the program is helping James Hardie develop a more skilled workforce."

ASIA PACIFIC

Customers benefit from SAP's unified, standardised processes



VINAY KAPUR

In May 2002, James Hardie's Australian and New Zealand operations introduced SAP business system software to standardise their processes and make it easier to collect the sophisticated and detailed information they need to make advanced management decisions.

Vinay Kapur, General Manager e-business for James Hardie Asia Pacific, reports that SAP is already helping the businesses co-ordinate their efforts and deliver better service to customers.

"With SAP, every area of the business is working on the one database, using fully integrated programs," he said. "Now, when a customer calls, our CustomerLink™ Service Representatives can tell them what products are available or when they will be, and the status of their order delivery. At the end of the call, the customer automatically gets an order confirmation. We also call customers back if there is any change to their order availability status.

"And this is just the beginning," said Vinay. "We plan to use the technology to work with our customers and suppliers so we can reduce the cost of doing business and enhance our position as the preferred and differentiated supplier of fibre cement solutions."

ASIA PACIFIC

Introducing James Hardie

Following a recent visit to Vietnam, Market Development Manager – Asia for FRC Pipes, Oliver Mason, reports that James Hardie (the person) is actually alive and well and working as Managing Director of HBP Project Management, a leading Australian construction consultant there.

Apart from the more obvious similarity, James' background also bears a strong resemblance to the founder of the JH Group, albeit a couple of generations later. He was born and grew up in Edinburgh, Scotland (within 20 miles of Linlithgow, where the original James Hardie was born).

He left Scotland for Australia in 1989, and has worked for HBP in Vietnam since 1995.

His knowledge of James Hardie (the business) has grown over the years, through his friendship with Mr Lai Hoang Hung, the local agent for James Hardie fibre cement building products, who has supplied products and systems for use in various HBP projects.


James Hardie
HBP

UNITED STATES

National EH&S role covers North American plants

Jason Burris has been appointed Environmental Health & Safety Manager for all nine James Hardie plants in North America. He was formerly the Site Safety Co-ordinator at the Cleburne, Texas, facility. This role has now been filled by Gene Giles.

Jason has already visited all the USA plants to review their safety programs and their performance, and has found some very encouraging results to date:

> The Production Department at Plant City (Florida) sheet plant achieved one year without a Recordable Lost Time Injury* from October 27, 2001 to October 27, 2002. Overall, Plant City has reduced its Recordable Incident Rate by 73% in this period, from 5.25 down to 1.43.

> The entire Pipe plant has not has a Recordable Lost Time Injury in 452 days and has not had a Lost Time Injury since the plant opened (576 days).

> The Maintenance Department at Fontana has completed eight years without a Lost Time Injury.

He attributes these achievements to the implementation of accountability programs, the establishment of core procedures and employee training.

"To date, the US division has reduced the incident rate by 38%, compared to the goal of 25% set at the beginning of the fiscal year. Additional improvements will include further changes in our plants' culture through the expansion of our accountability and communication programs," he said.

CHILE

Chilean "ferreteria" channel helps direct JH growth

In the 18 months since it entered the Chilean market, James Hardie has earned more than 20% of the total market for fibre cement flat sheet, estimated at 800,000 m²/month.

The company attributes much of its success to programs involving over 100 "ferreterías", small independent hardware stores who deal directly with James Hardie.

"It's different from the United States or Australia where distributors are the norm," explained Stephen Brague, President of James Hardie in Chile. "Here, we work closely with these stores to educate their customers and salespeople on the use of fibre cement, thereby helping them to increase their sales."

Inviting ferreteria owners and their customers to informal 'product knowledge' presentations and plant tours has had a positive impact on:

> customer loyalty and sales

> awareness of the James Hardie brand

> the benefits of 'non-traditional' framed construction methods, and

> the range of applications where high-quality fibre cement is the best option.

"Add to that the fact that we consistently deliver a high quality product and it's no wonder we continue to grow in the face of fierce competition," said Stephen Brague. "We're already seeing the impact of these efforts: Grau, one of the small local manufacturers, recently announcing it will stop making fibre cement products."

AUSTRALIA

John Moller resigns

John Moller will leave James Hardie in January 2003 to take up a new appointment as Managing Director of Adsteam Marine Limited, an Australian-listed corporation and the largest marine towage business in the world.

John has had a very successful career with James Hardie. He joined Building Services in 1992, and moved through roles in Building Systems to our core fibre cement business, culminating in his current role as Executive Vice President Asia Pacific.

Announcing John's resignation, Peter Macdonald said that John had achieved much in the company, "leading the successful sales of Building Services and Building Systems and putting in place a strong and sustainable position in our Asia Pacific business".

"While we are very disappointed that John will be leaving us, we congratulate him on his new appointment and wish him every success in the future," said Peter Macdonald. "His appointment to a role leading a well known public company reflects well on him, on the strength of the James Hardie management development process, and on the quality of our people."

John Moller's replacement will be announced shortly.

Disclosure: vital to credibility and trust

disclosure


J HARDIE
JETSET

Until the mid-1990s James Hardie had not always been well regarded by investors and the company's share price had lagged the wider market. This was due in part to the company's business performance, but a factor in how analysts and others evaluated the company was its disclosure.

The company was not easy to understand, its problems and opportunities were not transparent. Consequently, risks were often amplified and opportunities discounted.

The fastest growing part of the company – and the one with the most exciting prospects – was in the United States but Australian investors were unfamiliar with the US building and construction market in general, and with James Hardie's business there in particular.

We recognised that we needed to dramatically improve our disclosure: the way we told investors about what we were doing, how we were growing, the size of the market, the risks we faced and the how we planned to grow.

Disclosure is one reflection of a company's body language. It involves a willingness to confront issues openly and honestly, not hide from tough discussions and communicate any problems – all signs that management is addressing rather than running from issues.

Today, James Hardie is regarded in Australia as being at the forefront of corporate disclosure.

In recent years, the company has pioneered or been at the forefront of a range of initiatives to improve its disclosure. These include:

- quarterly results and management presentations
- the use of webcasting and conference call facilities that make quarterly results available to all shareholders
- extensive disclosure of financial results as well as detailed explanations about the key performance drivers
- immediate postings on our website of announcements, results and other material events

With the largest proportion of our business in the United States, and the majority of shareholders in Australia, we have always believed that the onus was on us to communicate more effectively than if both groups were in the same country.

It is a policy that we believe benefits everyone. Disclosure is arguably a point of difference when it comes to competing for capital, and studies have shown that there is a correlation between good corporate governance, a company's performance and its cost of capital.

James Hardie

HardieNews is published by James Hardie Industries NV (ARBN 097 829 895) incorporated in The Netherlands. The liability of its members is limited.
Level 3, 22 Pitt Street, Sydney. GPO Box 3935, Sydney 2001. www.jameshardie.com
Editor: Shane Grimes Tel: +61 2 8274 5225 Fax: +61 2 8274 5218 email: shane.grimes@jameshardie.com.au